

August 6, 2012

Via E-mail
Mr. Jonathan Ayers
Chief Executive Officer and President
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, ME 04092

> **Re: IDEXX Laboratories, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 000-19271**

Dear Mr. Ayers:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 31

1. It appears, based on the information in the tables presented on page 33, that your Up-Front Customer Loyalty Programs experienced significant volume growth in 2010 and 2011. Please address the following comments:
   - Please summarize for us the terms of your Up-Front Customer Loyalty Programs. In your response, please clarify whether your incentives to customers upon entering into agreements are in the form of cash payments and, if so, whether they are refundable. If not, please explain what incentives are provided. Also clarify how these incentives are applied against the future delivery of products or provision of services.
   - Please provide us your analysis supporting why capitalization of these incentives as customer acquisition costs is appropriate and reference for us the authoritative literature you rely upon to support your accounting. To the extent you rely in part on

the guidance in ASC 605-50-25-3, please explain to us how your arrangements are "single exchange transactions" as contemplated in that guidance and how your arrangements are not precluded from accounting under ASC 605-50 as stipulated in the scope paragraph in ASC 605-50-15-3.

- Please provide us a sample of journal entries for a reasonable hypothetical transaction under your Up-Front Customer Loyalty Program that demonstrates from contract inception to completion how you record revenue and costs, including the operation of your incentives. In this regard, it is unclear how you generated $21.3 million in credits to your accrued customer programs liability account in 2011 when only $4.0 million appears to be recorded as a debit to revenues. It is also unclear whether and, if so, how the $35.6 million in IDEXX Points redeemed and credits issued in 2011 relates to your Up-Front Customer Loyalty Programs.
- Please tell us your consideration for discussing your apparent increased use of these loyalty programs in your results of operations and liquidity discussions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant